

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

March 14, 2013

Mr. Thomas C. Schievelbein
Chairman, President & CEO
The Brink's Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100

Dear Mr. Schievelbein:

Our team appreciates your response to our inquiry concerning a possible approach made to your company by a strategic buyer.

Your colleagues explained to us that you are not currently in negotiations with any entity to sell the company.

We feel strongly that should a buyer surface you should put that information in the public market.

Since we have knowledge of the industry, we are aware which strategic buyers would have the least structural issues in pursuing a transaction with your company.

We are neither for management nor against management. We are for shareholders.

Sincerely,

Mario J. Gabelli

MJG:cm